Exhibit 99.1

FIVE-YEAR SUMMARY

(In Thousands, Except for Per Share Amounts and Footnote Data)

Year Ended December 31	2017	2016(a)	2015(a)(b)	2014	2013
Results of Operations
Net sales	$3,071,976	$2,677,203	$2,826,429	$2,445,548	$2,394,270
Costs and expenses(c)	2,484,227	2,102,652	2,481,318	2,174,250	1,817,595
Operating profit	587,749	574,551	345,111	271,298	576,675
Interest and financing expenses	(115,350)	(65,181)	(81,650)	(41,358)	(31,559)
Other (expenses) income, net	(25,601)	5,894	47,283	(16,761)	(6,674)
Income from continuing operations before income taxes and equity in net income of unconsolidated investments	446,798	515,264	310,744	213,179	538,442
Income tax expense	431,817	96,263	11,134	18,484	134,445
Income from continuing operations before equity in net income of unconsolidated investments	14,981	419,001	299,610	194,695	403,997
Equity in net income of unconsolidated investments (net of tax)	84,487	59,637	27,978	35,742	31,729
Net income from continuing operations	99,468	478,638	327,588	230,437	435,726
Income (loss) from discontinued operations (net of tax)(d)	—	202,131	32,476	(69,531)	4,108
Net income	99,468	680,769	360,064	160,906	439,834
Net income attributable to noncontrolling interests	(44,618)	(37,094)	(25,158)	(27,590)	(26,663)
Net income attributable to Albemarle Corporation	$54,850	$643,675	$334,906	$133,316	$413,171
Financial Position and Other Data
Total assets(e)	$7,750,772	$8,161,207	$9,597,954	$5,202,437	$3,582,448
Operations:
Working capital	$1,276,638	$2,166,515	$214,317	$2,208,964	$1,046,552
Current ratio	2.06	2.90	1.13	2.94	3.40
Depreciation and amortization	$196,928	$226,169	$260,076	$103,572	$107,370
Capital expenditures	$317,703	$196,654	$227,649	$110,576	$155,346
Acquisitions, net of cash acquired	$44,367	$208,734	$2,100,490	$—	$2,565
Cash proceeds from divestitures, net	$6,857	$3,325,571	$8,883	$104,718	$—
Research and development expenses	$84,330	$80,475	$89,187	$88,310	$82,246
Gross profit as a % of net sales	36.1	36.3	30.4	31.5	35.5
Total long-term debt(e)	$1,837,372	$2,369,262	$3,817,157	$2,913,465	$1,076,515
Total equity(f)	$3,817,696	$3,942,604	$3,401,313	$1,488,635	$1,742,776
Total long-term debt as a % of total capitalization	32.5	37.5	52.9	66.2	38.2
Net debt as a % of total capitalization(g)	15.5	2.5	51.4	22.2	25.6
Common Stock
Basic earnings (loss) per share
Continuing operations	$0.49	$3.93	$2.72	$2.57	$4.88
Discontinued operations	$—	$1.80	$0.29	$(0.88)	$0.05

Shares used to compute basic earnings per share	110,914	112,379	111,182	78,696	83,839
Diluted earnings (loss) per share
Continuing operations	$0.49	$3.90	$2.71	$2.57	$4.85
Discontinued operations	$—	$1.78	$0.29	$(0.88)	$0.05
Shares used to compute diluted earnings per share	112,380	113,239	111,556	79,102	84,322
Cash dividends declared per share	$1.28	$1.22	$1.16	$1.10	$0.96
Total equity per share(f)	$34.53	$35.04	$30.31	$19.08	$21.77
Return on average total equity	1.4%	17.5%	13.7%	8.3%	22.5%
Footnotes:

(a)
On December 14, 2016 the Company sold the Chemetall Surface Treatment business, which qualifies for discontinued operations treatment because it represents a strategic shift that will have a major effect on the Company’s operations and financial results. As a result, in the second quarter of 2016, the Company began accounting for this business as discontinued operations in the consolidated statements of income and excluded the business from segment results for the years ended December 31, 2016 and 2015, the periods this business was owned by Albemarle. Related assets and liabilities are classified as held for sale for 2015.

(b)	On January 12, 2015, we completed the acquisition of Rockwood Holdings, Inc. (“Rockwood”). Results for 2015 include the operations of Rockwood commencing on January 13, 2015.

(c)
The year ended December 31, 2016 included gains before income taxes of $11.5 million and $112.3 million related to the sales of the metal sulfides business and the minerals-based flame retardants and specialty chemicals business, respectively.

(d)
Included in Income (loss) from discontinued operations (net of tax) for the year ended December 31, 2016 is a pre-tax gain of $388.0 million ($135.0 million after income taxes) related to the sale of the Chemetall Surface Treatment business. The year ended December 31, 2014 includes a pre-tax loss of $85.5 million ($65.7 million after income taxes) related to the sale of the antioxidant, ibuprofen and propofol businesses.

(e)
As a result of the adoption of new accounting guidance effective January 1, 2016 on a retrospective basis, unamortized debt issuance costs are now deducted from the carrying amount of the associated debt liability on the balance sheet. The reclassification of these unamortized debt issuance costs resulted in reductions of Long-term debt and Other assets on the consolidated balance sheets of $17.1 million in 2015, $20.6 million in 2014 and $2.3 million in 2013.

(f)
Equity reflects the repurchase of common shares amounting to: 2017—2,341,083; 2016—0; 2015—0; 2014—2,190,254; and 2013—9,198,056. 2015 also includes the impact of 34,113,064 shares of common stock issued in connection with the acquisition of Rockwood.

(g)
We define net debt as total debt plus the portion of outstanding joint venture indebtedness guaranteed by us (or less the portion of outstanding joint venture indebtedness consolidated but not guaranteed by us), less cash and cash equivalents.